Edward J. Schneidman, P.C. To Call Writer Directly: +1 312 862 3333 edward.schneidman@kirkland.com	300 North LaSalle Chicago, IL 60654 United States	Facsimile: +1 312 862 2200
+1 312 862 2000
www.kirkland.com
July 17, 2018

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kim McManus
Jeffrey Lewis
Robert Telewicz
Joshua Lobert

Re:	Best Western International, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted July 2, 2018
CIK No. 0001733381

Ladies and Gentlemen:

On behalf of Best Western International, Inc., an Arizona nonprofit corporation (the “Company”), we are writing to respond to the comment raised in the letter to the Company, dated July 16, 2018, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”). The Company’s response below corresponds to the caption and number of the comment (which is reproduced below in italics). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the information statement/prospectus.

General

1.        We note your response to comment 1. Please provide us with copies of the written material involving the proposed offering provided to the regional governors and the ad hoc committee members. In addition, provide copies of any scripts or presentation materials used by the company in connection with its presentation to the general membership regarding the proposed conversion, as well as any letters or e-mails sent to members concerning the conversion.

Beijing Boston Hong Kong Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

Securities and Exchange Commission July 17, 2018 Page 2

Response

On behalf of the Company, we are submitting to the Staff under separate cover via overnight delivery all supplemental materials responsive to the Staff’s comment. Pursuant to the provisions of 17 C.F.R. § 200.83, we respectfully request confidential treatment under the Freedom of Information Act (5 U.S.C. § 552) of the supplemental materials.

*    *    *    *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please do not hesitate to contact the undersigned at (312) 862-3333 or edward.schneidman@kirkland.com.

Sincerely,

/s/ Edward J. Schneidman

Edward J. Schneidman

cc:	Lawrence Cuculic
Best Western International, Inc.